Filed by Liberty Global plc
pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Liberty Global plc
Form S-4 File No.: 333-199552

Liberty Global plc's investor call for 2014 results included the following remarks regarding Liberty Global’s Latin American operations and certain proposals to be considered at the general meeting and the class meetings of Liberty Global's shareholders to be held on February 24, 2015:

Mike Fries, Liberty Global's CEO stated:
Turning to slide 7, I’d like to spend just a couple of minutes on LiLac, which is our Latin American tracking stock, which will be put to a shareholder vote on February 24th
As a British PLC, all classes of stock have chance to weigh in on what we think is a good deal for investors.
You know we operate two of the largest and most advanced cable assets in the region that together pass around 4 million homes, serve 3.2m RGUs and generated $480m of operating cash flow which grew 16% last year.
We think there’s a significant opportunity to expand in this region where broadband penetration is just 25% and 6 of 10 homes don’t have pay-TV.
We believe the tracking stock is the right way to do it and will benefit shareholders in several ways:
First, it will give investors choice by creating a pure-play stock for Latin America and allowing shareholders to decide where they want to invest. By the way, as most of you know there are very few listed Latin American pay-TV companies, so LiLAC will be a unique asset from that perspective.
In addition to the organic growth we see in Chile and PR, we’re pretty certain that our M&A experience and 20+ years in the region will create some very interesting consolidation opportunities that may get lost as part of the bigger group.
Thirdly, the tracking structure allows us to retain the advantages of scale by sharing management expertise, technology innovation and purchasing power across the broader group.
While this is something new for British PLCs, many of you would have direct experience in the value creation benefits of a tracking stock for Liberty shareholders over the years.
It goes without saying, that we would appreciate your support in voting for the tracker and we’re happy to get on the phone with any of you to answer questions that you may have.

Bernie Dvorak, Liberty Global's EVP and Co-Chief Financial Officer, stated:

And lastly, we appreciate your support in the upcoming vote on our Lilac tracker and with that, operator, please open it up for questions

Additional Information and Where to Find It
Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, including Liberty Global’s proposed new LiLAC Group shares or Liberty Global’s existing ordinary shares. The issuance of the new LiLAC Group shares will only be made pursuant to an effective registration statement. In connection with the proposed issuance of the LiLAC Group shares, Liberty Global has filed a registration statement on Form S-4 with the SEC. SHAREHOLDERS OF LIBERTY GLOBAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the registration statement including the proxy statement/prospectus contained therein, as well as other filings containing information about Liberty Global, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the registration statement and other filings by Liberty Global with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global plc, 12300 Liberty Boulevard, Englewood, CO 80112, USA, Attention: Investor Relations.
Participants in a Solicitation
The directors and executive officers of Liberty Global and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the LiLAC Group shares. Information regarding the directors and executive officers of Liberty Global and other participants in the proxy solicitations and a description of their respective direct and indirect interests, by security holdings or otherwise, is contained in Liberty Global’s proxy statement filed with the SEC on April 30, 2014.